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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 3) (1)

                               Hickok Incorporated
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                                (Name of Issuer)



                     Class A Common Shares, $1.00 Par Value
                     Class B Common Shares, $1.00 Par Value
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                         (Title of Class of Securities)


                                   428839 10 4
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                                 (CUSIP Number)



                                Robert L. Bauman
                               Hickok Incorporated
                               10514 Dupont Avenue
                              Cleveland, Ohio 44108
                                 (216) 541-8060
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 13, 1997
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
-------------------------                                     ---------------------------------

CUSIP NO. 428839104                     13D                    PAGE ______ OF ______ PAGES
-------------------------                                     ---------------------------------

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
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert L. Bauman
--------- --------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                  (b) [ ]

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS*

               PF
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                                            [ ]

--------- --------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ---------------- ----------------------------------------------------------------------------------------------
    NUMBER OF SHARES       7.    SOLE VOTING POWER

     BENEFICIALLY                50,045 Class A Shares                   111,006 Class B Shares
                           ----- ---------------------------------------------------------------------------------------
       OWNED BY            8.    SHARED VOTING POWER

         EACH                    -0-                                               -0-
                           ----- ---------------------------------------------------------------------------------------
       REPORTING           9.    SOLE DISPOSITIVE POWER

      PERSON WITH                50,045 Class A Shares                        111,006 Class B Shares
                           ----- ---------------------------------------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 -0-                                               -0-
-------------------------- ----- ---------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,045 Class A Shares                                                          111,006 Class B Shares
--------- --------------------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.57%                                                             24.41%
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14.       TYPE OF REPORTING PERSON*

          IN
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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to Class A Common Shares, $1.00 par value per share (the "Class A Shares") and Class B Common Shares, $1.00 par value per share (the "Class B Shares") of Hickok Incorporated, an Ohio corporation, whose principal executive offices are located at 10514 Dupont Avenue, Cleveland, Ohio 44108.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         The person filing this statement, Robert L. Bauman, is a natural person whose business address is 10514 Dupont Avenue, Cleveland, Ohio 44108. Mr. Bauman is President of Hickok Incorporated. Mr. Bauman is a United States citizen.

         Mr. Bauman has not, during the last five years, been convicted in a criminal proceeding of any crime or misdemeanor.

         Mr. Bauman has not, during the last five years, been a party to a civil proceeding in any judicial or administrative body which resulted in his being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         On March 13, 1997, Mr. Bauman purchased 625 Class A Shares at a purchase price of $10.50 per share. Mr. Bauman used personal funds for this transaction.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Mr. Bauman has acquired 625 Class A Shares, reported by this amendment, for investment purposes. Except as set forth in responses hereto, Mr. Bauman has no plans or proposals relating to any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Mr. Bauman beneficially owns 111,006 Class B Shares as of the date of this statement, representing 24.41% of the 454,866 of the issued and outstanding Class B Shares as of January 5, 1998.

         Mr. Bauman beneficially owns 50,045 Class A Shares as of the date of this statement, representing 6.57% of the 740,984 Class A Shares issued and outstanding as of January 5, 1998. The number of Class A Shares noted as owned by Mr. Bauman above excludes 3,150 Class A Shares registered in the name of Mr. Bauman's children, with respect to which Mr. Bauman disclaims any beneficial interest. Such number includes an aggregate of 21,500 Class A Shares which may be acquired by him upon the exercise of immediately exercisable options.
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         Other than the grant of immediately exercisable options to purchase
3,000 Class A Shares on December 31, 1997, Mr. Bauman has not had any transactions in the Class A Shares or the Class B Shares during the past sixty days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         -----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Mr. Bauman has not entered into any written contract with respect to either the Class A Shares or Class B Shares with any person other than as described herein. However, Mr. Bauman has an understanding with a group of Class B Shareholders (4 persons including Mr. Bauman), relating to a right of first refusal on the Class B Shares held by each of these individuals.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Not Applicable



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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             2/16/98
                                                    ---------------------------
                                                              Dated


                                                      /s/ Robert L. Bauman
                                                    ---------------------------
                                                            Signature